SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FURTHER RE DIRECTOR APPOINTMENTS

28 August, 2015

Ryanair Holdings plc ("Ryanair" and/or the "Company") announced the appointment of Mr. Howard Millar and Capt. John Leahy to the Board of Directors of the Company on 25 August, 2015.

The Company hereby makes the following additional disclosures in respect of Mr. Millar and Capt. Leahy in compliance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Mr. Millar holds a directorship in Applegreen plc. Mr. Millar has not in the past five years held a directorship in any other publicly quoted companies.

Mr. Millar is a director of Ifcana Developments Limited. A receiver was appointed to Ifcana Developments Limited on 18 February 2014 and currently has not been discharged.

The Company hereby confirms that Mr. Millar has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Capt. Leahy does not hold, and has not in the past five years held, a directorship in any other publicly quoted companies.

The Company hereby confirms that Capt. Leahy has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Juliusz Komorek
Company Secretary
Tel: 00 3531 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 August 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary